SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20459

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

NOVATEL INC.
(Name of Subject Company)

NOVATEL INC.
(Name of Persons Filing Statement)

Common Shares, no par value
(Title of Class of Securities)

669954109
(CUSIP Number of Class of Securities)

Jonathan W. Ladd
President and Chief Executive Officer
NovAtel Inc.
1120-68th Avenue N.E.,
Calgary, Alberta, Canada T2E 8S5
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With Copies to:

Brett Cooper, Esq.	Andrew D. Grasby, Esq.
Orrick, Herrington & Sutcliffe LLP	McCarthy Tetrault LLP
405 Howard Street	3300, 421 7th Avenue S.W.
San Francisco, California 94105	Calgary, Alberta, Canada T2P 4K9
(415) 773-5700	(403) 260-3530

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit	Description
A	Press release relating to Hexagon AB’s proposed acquisition of NovAtel Inc., announced on October 8, 2007

B	Email communication to the employees of NovAtel Inc. regarding the proposed acquisition by Hexagon AB

C	Transcript of October 8, 2007 conference call regarding Hexagon AB’s proposed acquisition of NovAtel Inc.